October 20, 2014

Via EDGAR

Mr. Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Aware, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 18, 2014
File No. 000-21129

Dear Mr. Cascio:

Aware, Inc. (“we”, or “Aware”) received your letter dated October 10, 2014 in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on Aware’s letter dated September 25, 2014. We have responded below to your comments by repeating the comment and providing our response.

Comment #1

We note your response to our prior comments 1, 2 and 4 - 6. Please revise future filings to provide disclosure similar to the information included in your response.

Response #1

We will revise future filings to provide disclosure similar to the information we included in our September 25, 2014 letter in response to your prior comments 1, 2 and 4 - 6.

*****

Aware, Inc.

File No. 000-21129

Comment #2

We note your response to our prior comment 3 and your conclusion that the gain on sale of patent assets should be included in operating income consistent with the guidance in FASB ASC 360-10-45-5. However, we note that the sub-total captions “operating income before patent related income” and “operating income after patent related income” are not consistent with the guidance in Rule 5-03 of Regulation S-X. Please revise your consolidated statement of income in future filings to remove these captions. You may present an operating income (loss) caption that reflects all operating items.

Response #2

We will revise our statement of income in future filings to discontinue the use of the sub-total captions “operating income before patent related income” and “operating income after patent related income.” Future presentations of our statement of income will include a line item captioned “patent related income” that will appear after the subtotal caption “total costs and expenses,” but before the subtotal caption “operating income.” “Operating income” will reflect all operating items including revenue, total costs and expenses, and patent related income.

*****

Aware acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that Aware may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 781-687-0303 if you have any questions.

Sincerely,

/s/ Richard P. Moberg

Richard P. Moberg
Co-Chief Executive Officer,
co-President & Chief Financial Officer

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